SOUTHPORT, CONNECTICUT 06890 U.S.A.
October 17, 2006
Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:	Form 10-K for the fiscal year ended December 31, 2005 File No. 1-10435
Dear Mr. Hartz:
The comments included in your September 27, 2006 letter and our responses follow:
Comment
We appreciate your response to prior comments 3 and 4. We note that your product liability expense and cash outlays are significant relative to your operating profits and cash flows from operations. We also note, and we agree, that your accounting policies related to your product liabilities are critical.
We had previously requested that you provide an explanatory narrative to accompany your roll-forward of the reserve for product liabilities. Please provide us with an analysis of each element of the roll-forward. Tell us the components of the expense amounts in each period, and explain the amount of the charge. Tell us the components of the ending balance (i.e. settlement, legal, admin, etc). Discuss the underlying reasons for the changes in the amounts.
Response
Please see Attachment I which has been augmented to include a discussion of the elements of the roll-forward.
Further, the components of the expense amounts are included in Attachment I. A discussion of each component of product liability expense follows:

Accrued Legal Expense
Legal defense costs are accrued for each lawsuit and claim, when appropriate. The amount of the accrual is based on the nature of each such lawsuit or claim and reflects the Company’s experience in defending similar claims. Occasionally, charges are made for claims made in prior periods because the cumulative actual costs incurred for that claim, or reasonably expected to be incurred in the future, exceed amounts already provided. Likewise, credits may be taken if cumulative actual costs incurred for that claim, or reasonably expected to be incurred in the future, are less than amounts previously provided.
The timing of legal expense costs is event driven. Notification of a credible threat made to the Company related to an alleged product defect, plaintiff’s filing of a lawsuit, plaintiff’s filing of an appeal, a jury verdict, and dismissal of a lawsuit are common events that trigger the recognition of an expense or an adjustment to a previously recognized expense. In 2004, eighteen claims and cases were dismissed or otherwise resolved at various stages of the legal process. Costs related to these eighteen claims and cases at the time of resolution were as follows:
•	$8.1 million had been expensed,

•	$4.3 million of payments had been made, and

•	$3.8 million remained in the accrual.
The remaining accrual of $3.8 million related to these cases was reversed, resulting in a decrease to product liability expense.
Please note that of the approximately 21 suits by governmental entities (involving 34 plaintiffs) that were filed against the Company, only three remain pending and active. These cases are in various stages of decision on their dismissal pursuant to the recently enacted Protection of Lawful Commerce in Arms Act. Notably, one of these three cases is the New York City case, for which the Company incurred and paid $2.7 million of legal fees in 2005 alone. The increase in product liability expense and legal fee payments from 2004 to 2005 is principally attributable to this one case. For the first three quarters of 2006, the Company incurred and paid less than $250,000 of legal fees for the New York City case.
Insurance
Product liability insurance expense is amortized over the term of the policy, typically one year. Insurance expense fluctuates based on the economic conditions of the commercial insurance market, and the relative success of our negotiations with individual insurance underwriters.
Administrative Expense
Administrative costs represent personnel related and travel expenses of Company employees and firearm experts in performance of the management and defense of product liability matters. Administrative costs may vary from period to period based on the time spent by Company employees on product liability matters.
Comment
Explain to us how you account for, and classify your insurance premiums and provide support for that treatment.
Response
Insurance premiums are paid at the beginning of the policy term and are therefore classified as a prepaid expense on the Company’s balance sheet. Product liability insurance expense is amortized over the term of the policy, typically one year. Product liability insurance expense, like other product liability expenses, is classified as a cost of goods sold. As product liability matters stem directly from the design, manufacture and sale of firearms, we consider this expense classification to be appropriate. This classification is disclosed in Footnote 1, “Significant Accounting Policies” in our Annual Report on Form 10-K which reads in part,
“Product Liability
The Company provides for product liability claims including estimated legal costs to be incurred defending such claims. The provision for product liability claims is charged to cost of products sold.”
Comment
Tell us why you cannot establish a reasonably possible range of loss in excess of your accruals as they related to legal and administrative costs, rather than settlements.
Response
Administrative costs are expensed as incurred, and therefore not accrued. As our experience in defending these lawsuits and claims is that unfavorable outcomes are typically not probable or estimable, only in rare cases is an accrual established for settlements or other such costs. Therefore, in most cases, an accrual is established only for estimated legal defense costs. Although legal defense costs can vary widely depending on the nature of the case and the manner in which a case proceeds, we will endeavor to project a “reasonably possible range” of legal costs and will disclose it within Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Comment
We also note our request that you quantify the amount of product liability expense. We direct your attention to the requirements of Item 303 of Regulation S-K. This item requires that the discussion shall provide information necessary to an understanding of the results of operations. Considering the impact that product liabilities had on your results of operations in 2005, you may want to consider this Item further. We also direct your attention to Release 33-8350 Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, for further guidance on preparing and presenting your MD&A. Please advise.
We also direct your attention to Staff Accounting Bulletin 5:Y. This SAB was issued to provide our interpretation of current accounting literature and disclosure requirements and serve as guidance for public companies in their disclosures regarding contingent liabilities.
In that SAB, we clearly state that we believe that product liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being unclear and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant’s financial condition, results of operations, or liquidity.
Among the disclosures called for in the SAB are as follows:
–	Nature of the personal injury or property damages alleged. If an individual case could be material, you should discuss the nature of that case and the specific aggregations;

–	Circumstances affecting the reliability and precision of loss estimates;

–	The extent of which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

–	Whether, and to what extent, losses may be recoverable from third parties;

–	Uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers;

–	The timing of payments of accrued and unrecognized amounts;

–	The material components of the accruals and significant assumptions underlying estimates. Therefore the amount of the accrual that relates to legal fees and administrative costs should be disclosed;

–	The total claims pending at each balance sheet date;

–	The number of claims filed for each period presented;

–	The number of claims dismissed;

–	The number of claims settled;

–	The number of claims otherwise resolved;

–	The average costs per settled claim;

–	The total damages alleged at each balance sheet date (Reg. S-K, Item 103);

–	The aggregated settlement costs to date;

–	The aggregate costs of administering and litigating the claims.
Please note that disaggregated disclosures that describe accrued and reasonably likely losses with respect to particular claims may be necessary if they are individually material.
Please address each of these disclosures requirements in your response.
Response
Many of the disclosures listed above are included in our quarterly and annual reports on Forms 10-Q and 10-K, some of which appear within our Management’s Discussion and Analysis of Financial Condition and Results of Operations, while others appear in the footnotes to our financial statements. In an effort to better address your concerns regarding our disclosures within our Management’s Discussion and Analysis of Financial Condition and Results of Operations, we will include additional disclosures therein. A detailed response to each of the disclosure noted above follows:
Nature of the personal injury or property damages alleged. If an individual case could be material, you should discuss the nature of that case and the specific aggregations;
We will enhance our related disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to include the following which is currently included in our “Contingent Liability” footnote to the financial statements:
“Lawsuits and claims fall into two categories:
(i) Those that claim damages from the Company related to allegedly defective product design which stem from a specific incident. These lawsuits and claims are based principally on the theory of “strict liability” but also may be based on negligence, breach of warranty, and other legal theories, and (ii) those brought by cities, municipalities, counties, and individuals against firearms manufacturers, distributors and dealers seeking to recover damages allegedly arising out of the misuse of firearms by third parties in the commission of homicides, suicides and other shootings involving juveniles and adults. The complaints by municipalities seek damages, among other things, for the costs of medical care, police and emergency services, public health services, and the maintenance of courts, prisons, and other services. In certain instances, the plaintiffs seek to recover for decreases in property values and loss of business within the city due to criminal violence. In addition, nuisance abatement and/or injunctive relief is sought to change the design, manufacture, marketing and distribution practices of the various defendants. These suits allege, among other claims, strict liability or negligence in the design of products, public nuisance, negligent entrustment, negligent distribution, deceptive or fraudulent advertising, violation of consumer protection statutes and conspiracy or concert of action theories. Most of these cases do not allege a specific injury to a specific individual as a result of the misuse or use of any of the Company’s products.”
Detailed disclosure of specific cases has been, and will continue to be, made when appropriate. For example, the cases in which cities, municipalities, counties, and individuals have filed suit against the firearms manufacturers, distributors and dealers seeking to recover damages allegedly arising out of the misuse of firearms by third parties in the commission of crimes, have been specifically disclosed in our Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please note that of the 21 suits by governmental entities (involving 34 plaintiffs) that were filed against the Company, only three remain pending and active. These cases are in various stages of decision on their dismissal pursuant to the recently enacted Protection of Lawful Commerce in Arms Act.
To the extent new cases arise that specific disclosure is warranted, specific disclosures will be made.
Circumstances affecting the reliability and precision of loss estimates;
In our Management’s Discussion and Analysis of Financial Condition and Results of Operations, we indicate the subjectivity and imprecision of our accrual throughout our disclosures. For example, we state:
“An accrual is established for each lawsuit and claim, when appropriate, based on the nature of each such lawsuit or claim. Such amounts are determined based on the Company’s experience in defending similar claims. Occasionally, charges are made for claims made in prior periods because the cumulative actual costs incurred for that claim, or reasonably expected to be incurred in the future, exceed amounts already provided. Likewise credits may be taken if cumulative actual costs incurred for that claim, or reasonably expected to be incurred in the future, are less than amounts previously provided.
While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with independent and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company’s financial results for a particular period.”
We believe that our disclosures adequately and properly explain the circumstance which may impair our ability to provide a precise accrual.

The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;
We address the extent to which unasserted claims are reflected in the Company’s product liability accrual in Management’s Discussion and Analysis of Financial Condition and Results of Operations (emphasis added):
“Amounts are charged to product liability expense in the period in which the Company becomes aware that a claim or, in some instances a threat of claim, has been made when potential losses or costs of defense can be reasonably estimated.
Threatened product liability claims are reflected in the Company’s product liability accrual on the same basis as actual claims; i.e., an accrual is made for reasonably anticipated liability and claims-handling expenses on an ongoing basis.”
We believe that our disclosures adequately and properly reflect the imprecision of our accrual.
Whether, and to what extent, losses may be recoverable from third parties;
Presently, we believe this disclosure is not applicable. If in the future, any accrued losses arise that may be recoverable from third parties, we will make appropriate disclosures.
We propose the following additional disclosure within our Management’s Discussion and Analysis of Financial Condition and Results of Operations, related to possible recoverability from insurance companies:
“Punitive damages, as well as compensatory damages, are commonly demanded in many of the lawsuits and claims brought against the Company. Aggregate claimed amounts may exceed product liability accruals and applicable insurance coverage. For claims made before July 10, 2000, coverage is provided on an annual basis for losses exceeding $2 million per claim, or an aggregate maximum loss of $5.5 million annually. For claims made after July 10, 2000, coverage is provided on an annual basis for losses exceeding $5 million per claim, or an aggregate maximum loss of $10 million annually, except for certain new claims which might be brought by governments or municipalities after July 10, 2000, which are excluded from coverage.”
Uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers;
Currently this criterion is not applicable to the Company. However, if it becomes relevant, we will include an appropriate disclosure.

The timing of payments of accrued and unrecognized amounts;
We propose the following disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations:
“Product liability claim payments are made when appropriate if, as, and when claimants and the Company reach agreement upon an amount to finally resolve all claims. Legal costs are paid as the lawsuits and claims develop, the timing of which may vary greatly from case to case. A time schedule cannot be determined in advance with any reliability concerning when payments will be made in any given case.”
The material components of the accruals and significant assumptions underlying estimates. Therefore the amount of the accrual that relates to legal fees and administrative costs should be disclosed;
Our accrual is composed entirely of estimated legal fees. We propose to include the following disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations:
“Provision is made for product liability claims based upon many factors related to the severity of the alleged injury and potential liability exposure, based upon prior claim experience. Because the Company’s experience in defending these lawsuits and claims is that unfavorable outcomes are typically not probable or estimable, only in rare cases is an accrual established for such costs. In most cases, an accrual is established only for estimated legal defense costs. Product liability accruals are periodically reviewed to reflect then-current estimates of possible liabilities and expenses incurred to date and reasonably anticipated in the future.”
The total claims pending at each balance sheet date;
The number of claims filed for each period presented;
The number of claims dismissed;
The number of claims settled;
The number of claims otherwise resolved;
The average costs per settled claim;
We propose the following disclosure to Management’s Discussion and Analysis of Financial Condition and Results of Operations:
“As of December 31, 200X and 200Y, the Company was a defendant in x and x lawsuits, respectively, involving its products and is aware of other such claims. During the year ended December 31, 200X and 200Y, x and x claims were filed against the Company, x and x claims were dismissed, x and x claims were settled, and x and x claims were otherwise resolved (more specific description will be provided based on the specific disposition of such cases). The average cost per settled claim was $XX,000.”
The total damages alleged at each balance sheet date
We propose the following disclosure to Management’s Discussion and Analysis of Financial Condition and Results of Operations:
“A range of reasonably possible loss relating to unfavorable outcomes cannot be made. However, in the product liability cases in which a dollar amount of damages is claimed, the amount of damages claimed, which totaled $0.1 million and $435 million at December 31, 2005 and 2004, respectively, are set forth as an indication of possible maximum liability that the Company might be required to incur in these cases (regardless of the likelihood or reasonable probability of any or all of this amount being awarded to claimants) as a result of adverse judgments that are sustained on appeal.”
The aggregated settlement costs to date;
During 2004 and 2005, settlements were, and are expected to continue to be, an insignificant component of product liability expense. As such, we believe this disclosure is not applicable. If in the future, settlements become significant, we will include a disclosure of our aggregated settlement costs to date.
The aggregate costs of administering and litigating the claims.
We propose the following disclosure within our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K:
“During the years ended December 31, 200X and 200Y, the Company incurred product liability expense of $x million and $x million, respectively, which includes the cost of outside legal fees, insurance, and other expenses incurred in the management and defense of product liability matters.”
Please note that disaggregated disclosures that describe accrued and reasonably likely losses with respect to particular claims may be necessary if they are individually material.
Detailed disclosure of specific cases has been, and will continue to be, made when appropriate. For example, the cases in which cities, municipalities, counties, and individuals have filed suit against the firearms manufacturers, distributors and dealers seeking to recover damages allegedly arising out of the misuse of firearms by third parties in the commission of crimes, have been specifically disclosed in our Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please note that of the 21 suits by governmental entities (involving 34 plaintiffs) that were filed against the Company, only three remain pending and active. These cases are in various stages of decision on their dismissal pursuant to the recently enacted Protection of Lawful Commerce in Arms Act.
To the extent new cases arise that specific disclosure is warranted, specific disclosures will be made.
*********************
If you require any additional information or further clarification, please call me at (203) 259-7843.
Sincerely,
Thomas A. Dineen
Vice President, Treasurer and Chief Financial Officer

bcc:	M. Fifer S. Sanetti L. Gasper D. Renken J. Dorr (Wildman, Harrold) J. LaGueux (Patterson, Belknap) P. Siciliano (McGladrey & Pullen)

Attachment 1
STURM, RUGER & COMPANY, INC.
ROLLFORWARD OF PRODUCT LIABILITY RESERVE
(Dollars in 000’s)
Balance Sheet Rollforward

	Balance	Accrued	Cash Payments				Balance
	Beginning	Legal	Legal			Admin.	End
	of Year (a)	Expense (b)	Fees (c)	Settlements (d)	Insurance	Costs	of Year (a)
2003	10,233	1,534	(4,680)	(422)	N/A	N/A	6,665
2004	6,665	(1,598)	(1,935)	—	N/A	N/A	3,132
2005	3,132	2,514	(2,935)	(515)	N/A	N/A	2,196
Income Statement Detail

	Accrued			Total Product
	Legal		Admin.	Liability
	Expense (b)	Insurance (e)	Expense (f)	Expense
2003	1,534	1,181	1,241	3,956
2004	(1,598)	1,524	878	804
2005	2,514	1,338	1,041	4,893

Notes

(a)	The beginning and ending liability balances represent accrued legal fees only. Settlements and administrative costs are expensed as incurred. Only in rare instances is an accrual established for settlements.

(b)	The expense accrued in the liability is for legal fees only. Total product liability expense for the years presented is as follows:

(c)	Legal fees represent payments to outside counsel related to product liability matters.

(d)	Settlements represent payments made to plaintiffs or allegedly injured parties in exchange for a full and complete release of liability.

(e)	Insurance expense represents the cost of insurance premiums.

(f)	Administrative expense represents personnel related and travel expenses of Company employees and firearm experts related to the management and monitoring of product liability matters.

Other notes:	There were no insurance recoveries during any of the above years.

Please see discussion under “Accrued Legal Expense” on page 2 of the letter for a discussion on the fluctuation of the accrued legal expense in 2004.